The following is an English-language summary of the material terms of the proposed ruble bond issuance by OOO VimpelCom Finance, a wholly owned subsidiary of OJSC "VimpelCom-Region", that appeared in the Russian-language Bonds Issuance Prospectus filed with the Federal Commission of the Securities Market of the Russian Federation on April 3, 2003.



               Summary of Terms of Proposed Ruble Bond Issuance by
                              OOO Vimpelcom Finance



Issuer         OOO  VimpelCom  Finance,  a  consolidated  Russian  subsidiary of
               VimpelCom


Type of bonds  Documentary,  bearer coupon bonds. Global certificate to be kept with National Depository Center, Moscow.

Proposed Size 3,000,000,000 Russian rubles of Issue

Guarantee      OJSC "VimpelCom Region" guarantees the payment  obligations under the bonds up to 3,000,000,000 Russian rubles

Final          1092nd day after the placement date (3 years minus 3 days)
Maturity

Bondholders'   1. to  receive  coupon  on  coupon  payment dates;
rights
               2. to receive the bond nominal value on the redemption date;

               3. to sell the bond to the Issuer on the terms specified by the
                  Issue documentation one year after the Offering date;

               4. to demand immediate redemption of the bond if:
               -  the Issuer fails to pay the coupon or to redeem the bonds in full within 10 days after the respective payment date; or
               -  the Issuer declares its inability to service its financial obligations under the bonds; or
               - the Issuer fails to fulfil its obligations to repurchase the bonds on the terms specified in the Issue documentation;

               5. if the Issuer fails to fulfil its financial obligations under the bonds, to demand such obligations be fulfilled by the Guarantor; and to exercise other rights stipulated by the legislation of the Russian Federation.

Coupon period  182 days

Coupon rates   1st and 2nd interest periods - to be determined upon issuance of the bonds at the primary placement auction
               3rd, 4th, 5th, and 6th interest periods - to be determined by the Issuer no later than 10 days before the 2nd coupon payment date

Placement      Open subscription
type

Placement      100% of nominal value
price

Placement      Starts on the Offering date, ends on the Closure date
period
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Offering       To be officially announced by the Issuer at least 3 business
date           days before the commencement of the placement which shall be no earlier than 14 days after the official announcement
               (publication) that the Issue has been registered.

Closure date   The date when the last bond of the issue is placed, which shall be no later than the 30th day after the Offering Date.

Put option     All  bondholders  have the right to demand that the Issuer buy back the bonds on the 364th day after the Offering Date at 100% of nominal value. The Issuer may resell such repurchased bonds into the market.

Paying agent   National Depository Center.